January 25, 2024

VIA EDGAR

Paul Cline
Jennifer Monick
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, DC 20549

Re:    JLL Income Property Trust, Inc.
Form 10-K for the year ended December 31, 2022
File No. 000-51948

Dear Mr. Cline and Ms. Monick:

We are writing in response to the comment letter dated January 22, 2024 regarding JLL Income Property Trust, Inc. (the “Company” or “we”), and the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). For your convenience, we have reproduced the comments below and included the Company’s responses to the comments.

Form 10-K for the year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Funds from Operations
Reconciliation of NAREIT FFO to AFFO, page 79

1.     We have reviewed your response to comment 1. It appears that the performance fees are compensation to LaSalle Investment Management, Inc. for services it provides under the advisory agreement. It appears your exclusion of the performance fees from your presentation of Adjusted Funds from Operations ("AFFO") is inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, as the performance fees appear to represent a normal, recurring, cash operating expense necessary to operate your business. Please revise your calculation of AFFO to omit the adjustment for the performance fees.

Response:

The Company acknowledges the staff’s comment and confirms that in future filings the calculation of AFFO will omit the adjustment for the performance fees for all periods presented.

Sincerely,

JLL INCOME PROPERTY TRUST, INC.

By:	/s/ Gregory A. Falk
Name: Gregory A. Falk
Title: Chief Financial Officer and Treasurer